UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number: 000-22125

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

DiamondCluster International, Inc.

401(k) Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

DiamondCluster International, Inc.

875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
SIGNATURES
Consent of KPMG LLP

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Page

Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Schedule
1 Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2002	9

INDEPENDENT AUDITORS’ REPORT

The Plan Administrative Committee

DiamondCluster International, Inc. 401(k) Plan:

      We have audited the accompanying statements of net assets available for benefits of DiamondCluster International, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 20, 2003

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001

ASSETS
Investments, at fair value:
Schwab Money Market Fund	$802,155	$587,723
Domestic equity funds	9,417,656	11,097,109
International equity funds	1,121,803	1,319,133
Fixed income funds	1,507,232	1,003,572
Personal Choice Account investments	5,812,234	8,005,531
Participant loans	239,242	311,945

Total investments	18,900,322	22,325,013
Cash and cash equivalents	123	29,481
Contributions receivable from participants	50,383	—
Interest receivable on participant loans	743	—
Dividends receivable	4,501	3,832

Net assets available for benefits	$18,956,072	$22,358,326

See accompanying notes to financial statements.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Interest income	$57,924	$15,007
Dividend income	211,448	387,659
Contributions:
Participants	3,353,878	4,966,286
Rollovers	227,797	497,774
Interest on participant loans	20,085	27,047
Transfers to Plan	—	74,624

Total additions	3,871,133	5,968,397

Deductions from net assets attributed to:
Benefits paid to participants	2,437,691	1,172,120
Net depreciation in fair value of investments	4,812,269	4,023,148
Trustee/recordkeeper fees	20,877	20,730
Other expenses	2,552	5,304

Total deductions	7,273,388	5,221,302

Increase (decrease) in net assets available for benefits	(3,402,255)	747,095
Net assets available for benefits:
Beginning of year	22,358,326	21,611,231

End of year	$18,956,072	$22,358,326

See accompanying notes to financial statements.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

(1)	Description of Plan

      The following brief description of the DiamondCluster International, Inc. 401(k) Plan (formerly the Diamond Technology Partners Incorporated 401(k) Plan) (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information. The Plan was amended in its entirety and restated effective October 5, 1998 and again on January 20, 2003.

(a) General

      The Plan is a voluntary defined contribution plan for all eligible employees of DiamondCluster International, Inc. (the Company) who meet the minimum age and service requirements specified in the plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The number of employees participating in the Plan totaled 414 and 717 at December 31, 2002 and 2001, respectively.

(b) Contributions

      During the 2002 Plan year, participants could contribute the lesser of $11,000, subject to the limitations set forth in the Internal Revenue Code, or 15% of pretax annual compensation. Additionally, participants may elect to make additional contributions above these limits up to 100% of annual compensation on an after-tax basis. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Plan currently offers seven mutual funds as investment options. In addition, participants may also direct a percentage of their contributions into Personal Choice Accounts, self-directed brokerage accounts. Additional amounts may be contributed at the option of the Plan’s administrative committee. No Company contributions have been made to the Plan through December 31, 2002.

      Participants may direct their contributions in any one or any combination of the Plan’s investment funds. A description of each investment option is provided below:

Schwab Money Market Fund

      The Schwab Money Market Fund seeks to preserve capital by maintaining a stable share price.

Baron Asset Fund

      The Baron Asset Fund is managed capital growth. The fund invests in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

Founders Growth Fund

      The Founders Growth Fund seeks long-term capital growth. The fund normally invests at least 65% of assets in common stocks of well-established, high-quality growth companies.

Invesco Total Return Fund

      The Invesco Total Return fund seeks high total return through capital appreciation and current income. The fund primarily invests in a combination of dividend-paying common stocks and fixed-income securities.

Schwab 1000 Fund

      The Schwab 1000 Fund seeks to match the total return of the Schwab 1000 Index. The fund normally invests at least 80% of assets in Schwab 1000 index stocks, in proportion to their weighting in the index.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Ivy International Fund

      The Ivy International Fund seeks long-term capital growth. The fund normally invests at least 65% of assets in common stocks issued in at least three countries. It mainly purchases stocks traded in European, Pacific Basin, and Latin American markets.

Strong Government Securities Fund

      The Strong Government Securities Fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund invests at least 80% of net assets in higher quality bonds issued by the U.S. government or its agencies.

Personal Choice Account Investments

      Participants may direct their contributions to any of the funds or stocks in the Plan’s Personal Choice Account Investments.

(c)	Participant Accounts

      Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Vesting

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Any Company contributions are also immediately vested. No Company contributions have been made to the Plan through December 31, 2002.

(e)	Payment of Benefits

      On termination of service due to death, disability, or retirement with a vested account balance in excess of $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the designated beneficiary. If the vested account balance is less than $5,000, the beneficiary will receive a lump-sum distribution.

      For termination of service due to other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

(f)	Administrative Expenses

      Administrative expenses amounting to $14,075 and $15,620 in 2002 and 2001, respectively, were paid directly by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

(g)	Participant Loans

      Participants are permitted to obtain loans from their plan accounts while employed by the Company. Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years, and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the plan administrator. Interest rates on loans outstanding at December 31, 2002 range from 5.75% to 10.5%. Principal and interest are paid ratably through bimonthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

      The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

      The assets of the Plan are held by the plan trustee. The Plan’s investments are recorded at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant loans are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

      The Plan’s investment activities as presented in the statement of changes in net assets available for benefits include the net depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

(d)	Payment of Benefits

      Benefits are recorded when paid.

(3)	Investments Exceeding 5% of Net Assets

      The fair value of individual investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	December 31,

Description	2002	2001

Baron Asset Fund	$2,753,663	$3,210,952
Founders Growth Fund	2,445,389	3,234,071
Ivy International Fund	1,121,803	1,319,133
Schwab 1000 Fund	3,427,385	3,849,819
Strong Government Securities	1,507,232	—
Schwab Money Market Fund	2,474,427	2,573,462

      The amounts reflected in the table above as of December 31, 2002 and 2001 include shares of the Baron Asset Fund and Schwab Money Market Fund held in Personal Choice Accounts.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

      During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,

Description	2002	2001

Domestic equity funds	$(2,824,549)	$(2,046,256)
International equity funds	(287,439)	(310,434)
Fixed income funds	34,138	8,993
Personal Choice Account investments	(1,734,419)	(1,675,451)

	$(4,812,269)	$(4,023,148)

      The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(4)	Related Parties

      The Plan allows participants to invest their account balances in shares of certain mutual funds managed by The Charles Schwab Corporation. Charles Schwab Trust Company is the trustee as defined by the Plan and Schwab Retirement Plan Services, Inc. serves as the Plan’s recordkeeper and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee/recordkeeper were $20,877 and $20,730 for the years ended December 31, 2002 and 2001 respectively.

      The Plan also allows participants to invest their account balances in shares of DiamondCluster International, Inc. common stock. The number of shares of DiamondCluster International, Inc. common stock held by the Plan at December 31, 2002 and 2001 are 86,828 shares and 35,303 shares, respectively. No dividends were paid on these shares during the years ended December 31, 2002 and 2001. These transactions also qualify as party-in-interest transactions.

(5)	Plan Amendments

      During 2001, the Plan was amended to conform with legislative changes collectively referred to as “GUST” (General Agreement on Tariffs and Trade/ Uruguay Round Agreements Act; Uniformed Services Employment and Reemployment Rights Act of 1994; Small Business Job Protection Act of 1996; Taxpayer Relief Act of 1997; and Internal Revenue Service Restructuring and Reform Act of 1998).

      Also during 2001, the Plan was amended to conform with the Economic Growth and Tax Relief Reconciliation Act of 2001.

(6)	Tax Status

      The Plan obtained its latest determination letter on May 15, 1997, in which the Internal Revenue Service informed the Company that the Plan, as amended on December 13, 1996, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC), including the amendments required by the Tax Reform Act of 1986. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Plan Termination

      While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Chicago, State of Illinois, on June 25, 2003.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN
(NAME OF PLAN)

/s/ WILLIAM R. MCCLAYTON

Name: William R. McClayton
Its: Plan Administrator

/s/ KARL E. BUPP

Name: Karl E. Bupp
Its: Plan Administrator

SCHEDULE 1

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Money market funds:
Schwab Money Market Fund	802,155	$802,155

Total money market funds	802,155	802,155

Domestic equity funds:
Baron Asset Fund	80,002	2,753,663
Founders Growth Fund	3,269,224	2,445,389
Invesco Total Return Fund	37,857	791,219
Schwab 1000 Fund	137,867	3,427,385

Total domestic equity funds	3,524,950	9,417,656

International equity funds:
Ivy International Fund	68,612	1,121,803

Total international equity funds	68,612	1,121,803

Fixed income funds:
Strong Government Securities Fund	135,299	1,507,232

Total fixed income funds	135,299	1,507,232

Personal Choice Account mutual funds:
ABN Amro/ Veredus Aggr Growth Cl N	190	2,042
Alger Mid Cap Growth Portfolio, Cl A	613	3,284
Alliance Capital Management Holding LP	150	4,650
American Century Equity Growth Fund	2,678	40,673
American Century Income and Growth Fund	334	7,258
American Century International Growth Inv.	704	4,492
American Century Small Cap Value Fund	529	3,590
American Century Ultra Fund	94	1,990
Ameristock Fund	80	2,644
Artisan International Fund	703	10,404
Bear Stearns Insiders Select Port	60	785
Berger Mid Cap Growth Fund	443	3,345
Berger Mid Cap Value Fund	151	2,228
Bjurman All Cap Growth Fund	2,174	15,348
Bjurman Micro-Cap Growth Fund	291	5,914
Boston Partners Small Cap Value II	237	3,549
Buffalo Small Cap Fund	219	3,248
Burnham Financial Services Fund	200	3,672
Clipper Fund	179	13,519

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Cohen & Steers Realty	1,073	$46,522
Cr Suisse Glbl Health Sci Fund	124	1,676
Diamonds Tr Ser I	646	53,978
Dodge & Cox Stock Fund	85	7,497
Dreyfus Appreciation Fund	53	1,648
Dreyfus Intermediate Term Inc Fund	4,482	57,366
Dreyfus Midcap Index Fund	621	10,857
Dreyfus Premier Emerging Mkts Cl A	452	5,007
Dreyfus Premier Tech Growth Cl A	240	3,619
Dreyfus Small Cap Stock Index	127	1,580
Federated Cap Appr — A Shs	78	1,510
Federated Intl Small Co Fund	47	699
Federated Stock Trust	179	4,876
Fidelity Growth Company Nav	626	22,178
Financial Services Focus Fund	491	4,481
Firsthand Technology Value Fund	484	8,752
FPA Capital Fund	84	2,249
Gabelli Growth Fund	556	10,557
Harbor Capital Appreciation Fund	408	8,251
Harbor International Fund	55	1,470
Host Marriot Corp Reit	84	746
Invesco Financial Services Fund	48	1,104
Invesco Leisure Fund	64	2,051
Invesco Small Co Growth	288	2,399
Invesco Telecommunications Fund	259	2,113
Ishares Tr Nasdaq Bio Fund unit investment trusts	93	4,590
Janus Balanced Fund	146	2,604
Janus Core Equity Fund	1,424	20,833
Janus Fund	25	447
Janus Global Technology Fund	2,631	18,862
Janus Global Value	362	3,240
Janus Growth & Income Fund	666	15,552
Janus Mercury Fund	1,459	21,539
Janus Olympus Fund	271	5,421
Janus Overseas Fund	537	8,204
Janus Special Situation Fund	619	6,528
Janus Strategic Value Fund	111	784
Janus Twenty Fund	29	828
Janus Worldwide Fund	188	6,036
Julius Baer Intl Equity Fund A	53	1,037
Manager Special Equity Fund	87	4,805

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Matthews Dragon Ctry China FD CL I	116	$1,001
Meridian Value Fund	428	12,034
Montgomery Emerging Markets Fund	169	1,330
Munder Netnet Fund Cl A	419	505
Nasdaq 100 Shares unit investment trusts	2,958	72,086
Navellier Large Cap Growth Fund	340	4,144
Navellier Mid Cap Growth	65	1,132
Oakmark Equity Income Fund	292	5,260
Oakmark International Fund	1,332	17,497
Oakmark International Small Cap Fund	1,541	16,362
Parnassus Equity Income Fund	112	2,378
PBHG Large Cap Val Fund	141	1,437
PBHG Large Cap 20 Fund	226	2,525
PBHG Mid Cap Value Fund	180	2,296
PBHG Technology & Communications Fund	51	381
PIMCO Basic Value Inst’l Cl	235	2,688
PIMCO Pea Value Fd Cl D	155	1,685
Pin Oak Aggressive Stock	54	647
RCM Biotechnology Class D	92	1,511
RCM Global Healthcare Cl D	245	3,697
Royce Low Priced Stock Fd	2,457	23,960
Royce Micro Cap Fund	2,398	24,368
Royce Opportunity Fd	263	1,940
RS Emerging Growth Fund	392	7,525
Rydex Biotechnology Fund	246	3,317
Rydex Finl Svcs Fd Invs Cl	260	2,115
Schwab Intl Index Fund	468	4,853
Schwab Marketmanager International	166	1,474
Schwab Mkttrk All Equity	854	6,451
Schwab S&P 500 Inv Shs	4,526	61,275
Schwab Small Cap Index Fund	157	2,103
Schwab Total BD Mkt Index Fund	1,689	17,415
Schwab Total Stk Mkt Inv	3,157	44,732
Scudder International Fund	1,011	30,691
Scudder Micro Cap Investment Class	592	8,904
Selected American Shares	260	6,624
Sound Shore Fund	334	8,622
Spdr Trust Unit Series I	586	51,719
Spectra Fund	194	868
SSGA Growth & Income Fund	1,906	28,536
SSGA International Growth & Opportunities Fund	1,197	8,210

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

SSGA Special Equity Fund	1,146	$8,742
Streettracks Ser Tr Fund	115	13,697
Strong Large Cap Growth Fund	2,283	37,695
Strong Ultra Short Fund	297	2,793
T Rowe Price Equity Income Fund	183	3,628
T Rowe Price Health & Sciences Fund	84	1,226
T Rowe Price Science & Technology Fund	613	7,614
T Rowe Price Small Cap Stock Fund	72	1,550
Templeton China World Fund	210	2,171
Templeton Dragon Fund	300	2,676
Third Ave Small-Cap Value Fund	353	4,792
Third Ave Value Fund	171	5,195
Thompson Plumb Growth Fund	119	4,159
Thornburg Value Fund Cl A	914	19,733
Tocqueville Gold Fund	901	21,812
Tweedy Browne Global Value Fund	207	3,276
Vanguard Energy Fund	44	1,020
Vanguard Growth Index Fund	4,463	89,043
Vanguard Health Care Fund	263	25,336
Vanguard Index Trust Small-Cap Stock	819	12,824
Vanguard Index Trust 500 Portfolio	1,169	94,871
Vanguard Inflation-Protected	177	2,091
Vanguard International	138	1,125
Vanguard Mid Cap Index Fund	1,338	13,217
Vanguard Reit Index Fund	1,721	20,382
Vanguard Total Bd Market Index Fund	150	1,560
Vanguard World US Growth Portfolio	88	1,056
Weitz Partners Value Fund	453	7,777
Weitz Value Portfolio	180	5,022
White Oak Growth Stock	119	2,738
William Blair International Growth Fund	496	6,510

Total Personal Choice Account mutual funds, unit investment trusts, and other assets	82,239	1,438,763

Personal Choice Account common and preferred stocks:
AT&T Wireless Services	493	2,785
AES Corporation	500	1,510
Agere Systems Inc. Cl A	11	16
Agere Systems Inc. Cl B	327	458
Agilent Technologies, Inc.	38	682
Akamai Technologies	150	260
Alliance Semiconductor Corporation	200	786

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Allscripts Hlthcare Sltn	200	$478
Amazon Com Inc.	250	4,723
American Express Co.	900	31,815
American International Group	780	45,127
Amgen Incorporated	100	4,834
Ampal-Amern Israel, Class A	400	956
Amphenol Corp, Class A	50	1,900
Anheuser Busch Co Inc.	58	2,784
AOL Time Warner Inc.	2,491	32,632
Apple Computer Inc.	150	2,150
Applied Materials, Inc.	80	1,042
Ariba Inc.	747	1,853
Art Technology Group, Inc.	1,000	1,240
Artemis Int. Solutions	73	3
Asia Global Crossing Ltd	1,000	4
AT&T Corp New	278	7,259
Atmel Corp	1,600	3,568
Autobytel Com Inc.	1,000	2,800
Avanex Corp	1,000	1,048
Avaya Inc.	17	42
Bank of America Corp.	79	5,525
Bank One Corp	88	3,201
Baxter International	55	1,540
Bea Systems Inc.	312	3,579
Biopure Corporation Class A	150	558
Black Box Corp.	115	5,152
Blue Martini Software New	7	20
Bob Evans Farms Inc	406	9,490
Boston Scientific Corp	200	8,504
BP Plc Adr	50	2,033
Breakaway Solutions Inc	245	—
Broadvision Inc.	6	20
Brokat Akt Adr	27	—
Business Objects	75	1,125
B2B Internet Holders Tr.	400	792
CIT Group Inc Del	300	5,880
CMGI Inc.	1,366	1,340
CVS Corp Del	50	1,249
Callaway Golf Co.	50	663
Capital One Financial Cp	90	2,681
Cardinal Health Inc	300	17,775

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Caremark Rx Inc.	120	$1,950
Caterpillar, Inc.	122	5,560
Cerner Corporation	2,446	76,462
Charter Communications	1,400	1,652
ChevronTexaco Corp	89	5,885
Chromavision Med Sys Inc.	305	406
Churchill Downs Inc	30	1,145
Ciena Corp	200	1,028
Cisco System Inc.	8,508	111,455
Citigroup Inc.	1,134	39,915
Citrix Systems	45	554
Clark Bardes Hldgs Inc	100	1,925
Coca-Cola Company	686	30,053
Coeur D Alene Mines Cp	170	326
Colorocs Corp	40	16
Comcast Corp New Cl A	448	10,559
Comerica Inc	140	6,054
Comfort Sys USA Inc.	300	1,005
Computer Associates International Inc	101	1,365
Compuware	450	2,160
Concur Technologies Inc	4,200	13,650
ConocoPhillips	240	11,619
Corning Inc.	1,130	3,740
Corvis Corp	150	107
CostCo Whsl Corp New	175	4,911
Cray Inc.	600	4,602
Credit Suisse Grp Adr	228	4,852
Critical Path Inc.	125	64
Crown Castle Intl Corp	50	188
Cryo-Cell Intl Inc	1,000	1,630
Curon Medical Inc	2,000	1,280
Cymer Incorporated	200	6,450
Dell Computer Corporation	777	20,777
Demegen Inc	1,500	60
DiamondCluster International Cl A*	86,828	272,640
Digitalthink Inc.	300	525
Disney Walt Hldg Co	503	8,197
Divine Inc. Cl A New	12	17
DNAPrint Genomics Inc	20,000	600
DocuCorp. Intl, Inc. Cl A	964	6,383
Dollar Gen Corp	100	1,195

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Drkoop.Com, Inc.	100	—
Duke Energy Corporation	43	$848
Dura Auto System Inc. Cl A	2,000	20,080
Dynergy Inc Cl A	101	119
EMC Corp. Mass	1,959	12,028
E. Piphany Inc.	11,000	45,870
E Trade Group Inc.	1,014	4,928
Earthfirst Technologies	10,000	600
Ebay Inc.	1,000	67,820
Echelon Corp	450	5,045
Ecom Ecom Com Inc.	50	1
Edulink Inc.	5,000	13
Egain Communications Corp	15,000	3,150
Emerge Interactive Inc.	70	18
Encore Capital Group Inc.	700	770
Ericsson Tel Adr. B New	17	115
Exelon Corporation	100	5,277
Extreme Networks Inc.	500	1,635
Exxon Mobil Corp.	408	14,254
Federal Mogul Corp.	100	22
Fedex Corporation	40	2,173
Firepond Inc.	10	25
First Chesapeake Finl Corp.	600	48
Fisher Scientific Intl New	400	12,032
FleetBoston Finl Corp	100	2,430
Flextronics Intl Ltd	250	2,048
Focal Commun Corp 07 Wts	126	—
Focal Communications	21	1
Ford Motor Company	492	4,571
Freemarkets Inc.	1,359	8,751
Fundtech Ltd	400	1,720
Gap Inc	101	1,569
Gemstar TV Guide Intl	750	2,438
General Electric Company	1,430	34,831
General Motors Corp.	389	14,357
Genuity Inc. Cl A New	50	5
Gillette Co.	964	29,274
Global Grossing Ltd.	600	11
Global LT Telecommun	300	—
Globalstar Telecom Ord.	200	10
Globespan Virata Inc	204	900

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Goldman Sachs Group Inc.	405	$27,598
Harvest Natural Resource	172	1,110
Hasbro	100	1,161
Healthextras Inc	3,600	14,580
Hearme Inc.	300	3
Hewlett Packard Co.	419	7,267
Home Depot Inc.	467	11,192
I-Stat Corp	100	400
I COS Corporation	100	2,341
Identix Inc	500	2,575
Illinois Tool Works, Inc.	106	6,861
Imclone Systems Inc	100	1,062
Inet Technologies Inc.	100	610
Infosys Tech Spon Adr	100	6,955
Inhale Therapeutic Sys	50	404
Inktomi Corporation	28	45
Intel Corp.	4,090	63,675
Internet Architecture Holders	200	5,156
Internet Capital Group	1,658	597
International Business Machines	118	9,167
Intl TR & Finl Sys Inc	20,000	144
Intuit	300	14,076
Ipet Hldgs Inc	200	—
Isis Pharmaceuticals	15	99
I2 Technologies, Inc.	2,400	2,760
JL Halsey Corp	100	14
JM Smuckers Co New	2	80
JDS Uniphase Corp.	2,581	6,375
Johnson & Johnson	185	9,946
Juniper Networks Inc.	30	204
J2 Global Communication	66	1,257
Korn/ Ferry International	190	1,421
L-3 Comm Hldgs Inc	113	5,075
Legato Systems	25	126
Lehman Bros Holdings Inc.	200	10,658
Lightbridge Inc.	113	695
Lilly Eli & Company	103	6,561
Loral Space & Communications Ltd	1,000	430
LSI Logic Corp.	140	808
Lucent Technologies Inc	1,245	1,569
Macromedia	15	160

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Manhattan Associates Inc.	150	$3,549
Manguistics Group Inc	1,000	2,400
Marsh & McLennan Cos Inc.	80	3,697
Mattel Incorporated	75	1,436
Matthews Intl Corp Cl A	100	2,233
McData Corporation Cl A	17	121
McDonald’s Corp	1	11
Mcleod USA Inc Cl A	500	10
McleodUSA Inc Cl A	29	24
Mellon Financial Corp	100	2,611
Merrill Lynch & Co Inc	70	2,657
Metromedia Fiber Network	4,000	40
Micromuse Inc.	800	3,056
Microsoft Corp.	4,290	221,793
Microtune, Inc.	225	704
Midwest Express Hldgs Inc	225	1,204
Millenium Pharmactcls	500	3,970
Miravant Medical Technologies	450	405
Mobius Mgmt Sys Inc.	40	96
Motorola Inc.	358	3,096
Multex System Inc	100	420
Nanopierce Tech	1,000	610
Neorx Corp.	100	43
Net Perceptions Inc.	31	43
Netegrity Inc.	50	163
Network Appliance Inc.	51	510
New York Regl Rail Corp.	1,000	63
Nextel Communications A	50	578
Nextera Enterprises Inc.	1,400	490
Niku Corp New	100	400
Nokia Corp. Spon Adr F	698	10,819
Nortel Networks Cp New F	685	1,103
Northrop Grumman Corp	12	1,164
Novell Inc.	136	454
Nx Networks Inc.	1,000	—
OAO Technology Solutions, Inc.	1,364	2,182
Onvia.com Inc.	10	26
Openwave Systems Inc.	1,070	2,140
Oracle Corporation	6,973	75,308
Orasure Technologies Inc	25	136
PMC Sierra Inc.	45	250

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Pac-west Telecomm Inc.	60	$30
Palm Inc New	8	126
Parallel Pete Corp Del	82	224
Penton Media Inc	20,000	13,600
Pepsico Inc.	108	4,568
Pervasive Software Inc.	500	2,060
Pfizer Incorporated	977	29,875
Philip Morris Cos Inc.	204	8,257
Pilot Network Services Inc.	1,000	0
Planetrx.com Inc.	125	45
Portal Software Inc.	20	16
Pre Paid Legal Services Inc	100	2,620
Pre Schultx Intl	800	7,120
Primax Solutions, Inc.	150	—
Procter & Gamble Co.	143	12,321
Purchasepro.com Inc	3	—
Qualcomm Inc	897	32,642
Quentra Networks Inc.	600	—
Qwest Communications International Inc	500	2,500
Rare Medium Group Inc.	50	13
Rational Software CP	300	3,117
Razorfish Inc. Cl A	8	14
RF Micro Devices Inc.	850	6,231
Rite Aid Corporation	3,525	8,636
Robotic Vision Systems Inc.	120	29
Rogers Communication Cl B	50	469
SAP Aktiengesell	50	975
SBC Communications Inc.	227	6,154
Safeguard Scientific Inc	4,357	5,926
Sapient Corporation	500	1,025
Scient Inc	13	—
Seachange Intl Inc	1,000	6,150
Semotus Solutions Inc	500	55
Servicemaster Company	4	40
Siebel Systems, Inc.	2,806	20,989
Silverado Gold Mines	12,650	7,843
Sonicblue Inc.	89	40
Southwest Airlines Co	225	3,128
Staples Inc.	250	4,575
Steris Corp	90	2,183
Stonepath Group Inc.	1,000	1,450

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Sun Microsystems, Inc.	4,211	$13,096
Sunguard Data System	300	7,068
Sycamore Networks Inc.	466	1,347
Symantec Corp	70	2,836
S1 Corporation	260	1,160
TCSI Corp	95	48
Tangram Enterprise Solutions	300	90
Target Corporation	125	3,760
Tellabs, Inc.	882	6,412
Terayon Communication Systems	4	8
Texas Instruments Inc.	50	751
The Charles Schwab Corp.	787	8,539
Tibco Software Inc.	1,500	9,270
Tower Automotive Inc.	2,000	9,000
Transocean Sedco Forex Fund	601	13,953
Travelers Property Casualty	45	659
Travelers Property Casualty Class B	95	1,392
Tyco International Limited	1,195	20,411
US Interactive Inc	33	—
UAL Corp	40	57
Unibanco-Uniao Bncs Gdrf	100	1,095
United Parcel Service B	220	13,875
United Health Group Inc	100	8,350
US Bancorp Del	355	7,527
USEC Inc	400	2,408
US Internetworking Inc.	1,925	19
UST Inc.	180	6,017
Varian Semiconductor Equipment	270	6,415
Vast Solutions Inc. Cl B1	128	—
Vast Solutions Inc. Cl B2	128	—
Vast Solutions Inc. Cl B3	128	—
Vectron Corp.	257	5,918
Verisign Inc.	200	1,604
Veritas Software Co.	500	7,810
Verso Technologies Inc	78	41
Verticalnet Inc.	13	10
Viacom Inc. Non Vtg. Cl B	108	4,402
Viropharma Inc	700	1,022
Visteon Corp.	10	70
Vitesse Semiconductor Corp.	200	437
Vitria Technology Inc	700	525

(Continued)

SCHEDULE 1

	Number of
	Shares or Face
Description of Investment	Value	Current Value

Vixel Corp. Del	25	$50
Wal Mart Stores Inc.	779	39,334
Walgreen Co.	101	2,962
Wamex Holdings Inc.	1,000	1
Washington Mutual Inc	360	12,433
WebMD Corp.	271	2,317
Webvan Group Inc.	5,900	1
Whole Foods Market Inc.	100	5,273
Winstar Communications Inc	50	—
Worldcom Inc.	475	66
Worldcom Inc — MCI Group	31	6
Wyeth	27	1,025
Xcel Energy Inc	77	847
Xcelera Inc	66	42
Xerox Inc	273	2,198
Xin Net Corp	200	13
XM Satellite Radio Holdings	200	538
Xo Communications Cl A	40	2
XTO Energy Inc	150	3,705
Yahoo! Inc	298	4,872
Youbet Communications Inc	2,000	1,540
Zany Brainy Inc.	1,500	3
3Com Corp	200	926
3DFX Interactive Inc.	100	—
3M Company	65	7,962

Total Personal Choice Account common and preferred stock	374,214	2,210,417

Personal Choice Account money market funds:
Schwab Money Market Fund*	1,672,272	1,672,272
Schwab Value Advantage Money Fund*	480,416	480,416
MBNA Bank	10,000	10,367

Total Personal Choice Account money market funds	2,162,688	2,163,054

Total Personal Choice Account investments	2,619,141	5,812,234

Participant loans (interest rates ranging from 5.75% to 10.5% and maturities ranging from 2003 to 2012)		239,242

		$18,900,321

*	Represents a party-in-interest

See accompanying independent auditors’ report.